Filed by Nexters Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Nexters Global Ltd.

Kismet Acquisition One Corp

(Commission File No. 001-39428)

Nexters raises financial forecasts as it beats anticipated post-COVID-19 trends

●	Players’ behavior continued to show positive dynamics: monthly Average Bookings Per Paying User grew by 7% in Q1

●	Company estimates year-on-year revenue growth of 48%[1] in Q1 2021 based on a solid 15% growth in Bookings

●	Due to players’ behavior, Q1 results, and April’s growth of Paying Users Nexters raised 2021 Bookings growth forecast at 38%

July 01, 2021 -- Limassol, Cyprus -- Nexters, an international game development company which is preparing to go public on Nasdaq this year, reports positive operating and financial metrics in its existing and new titles in 2021. This performance comes in spite of industry’s cautious expectations regarding post-COVID-19 trends, and has led the company to revise its forecasts for 2021 and beyond.

Mobile player behavior has not experienced any negative change since the start of 2021. Players’ spending proceeded to grow, as Monthly Average Bookings Per Paying User grew by 7% in Q1 2021 compared to Q1 2020 and reached $115.

Q1 Bookings has reached $113 million, 15% higher compared to the same period of 2020, resulting in estimated revenue growth of 48%[1].The growth has been supported by new marketing initiatives and acquiring users with forecasted paybacks above initial expectations, which led to an increase in the number of Monthly Paying Users by 9%. To capitalize on the Q1 growth, the company has increased its marketing campaigns and achieved an increase in Monthly Paying Users of 42% year-on-year in April 2021.

Strong performance in the beginning of the year allowed Nexters to significantly update the forecast for 2021 Bookings, which are expected now to grow at 38% year-over-year and reach around $610 million.

[1] Preliminary estimate based on information currently available to the Company and based on judgments that the Company believes are reasonable. Actual results may differ, even significantly, from the Company’s estimate.

“Our games won’t stop being fun when the pandemic ends,” Nexters CEO and Cofounder Andrey Fadeev said. “On the one hand we see an ongoing growth of Hero Wars, a ‘forever franchise’ first released in 2016. On the other we see some promising results from new titles such as Chibi Island. Our strong performance from both new and well-established titles positions us well for our anticipated upcoming listing on Nasdaq,”

On February 1, Nexters and Kismet Acquisition One Corp (“Kismet”) (Nasdaq: KSMTU), a special purpose acquisition company (SPAC), entered into a definitive business combination agreement that will result in Nexters becoming a publicly-listed company on Nasdaq. The transaction, which placed Nexters at an enterprise value of $1.9 billion, will be funded by approximately $250 million held in trust by Kismet, subject to potential redemptions, as well as the additional $50 million investment by the SPAC Sponsor, Kismet Capital Group, and is expected to close in 2021. Please find more information about the SPAC transaction at: https://nexters.com/investors_content

About Nexters

Nexters is an international game development company which strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Throne Rush, and others the company reached over 100 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of 500+ inspired game developers. Please find more information about Nexters at: https://nexters.com and follow Nexters on LinkedIn

Nexters Contact:

Andrey Akimov | Chief Communications Officer

aa@nexters.com

DISCLAIMERS

This press release shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor there any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Use of Projections. The financial projections, estimates and targets in this press release are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Kismet’s and Nexters’ control. Although all financial projections, estimates and targets are necessarily speculative, Kismet and Nexters believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets. The inclusion of financial projections, estimates and targets in this press release should not be regarded as an indication that Kismet and Nexters, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events.

Non-IFRS Financial Measures. Nexters defines Bookings as revenue generated from both in-game purchases and advertising before taking into account deferral of certain revenue attributable to purchases of durable virtual items. Accordingly, Bookings is equal to revenue as reported by Nexters, plus the net change in revenue attributable to purchases of durable virtual items that is deferred and generally recognized ratably over the average playing period of players for the applicable game (player’s lifespan), which represents Nexters’ best estimate of the average life of the durable virtual item. Bookings is a non-IFRS financial measure, and should not be construed as an alternative to revenue as an indicator of operating performance as determined in accordance with IFRS.

Additional Information; Participants in the Solicitation. Nexters has filed a preliminary proxy statement/prospectus, and will file a definitive proxy statement/prospectus and other relevant documents with the SEC. Kismet shareholders and other interested persons are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information about Kismet, Nexters and the contemplated business combination. Kismet shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Kismet, Nexters and the contemplated business combination, without charge, at the SEC’s website located at www.sec.gov.

Kismet and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Kismet’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph. This press release does not contain all the information that should be considered in the contemplated business combination. It is not intended to for many basis of any investment decision or any decision in respect to the contemplated business combination. The definitive proxy statement will be mailed to shareholders as of a record date to be established for voting on the contemplated business combination when it becomes available.

Forward Looking Statements. Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on Kismet’s and Nexters’ current expectations and beliefs concerning future developments and their potential effects on Kismet and Nexters. There can be no assurance that future developments affecting Kismet and Nexters will be those that Kismet and Nexters have anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond Kismet’s and Nexters’ control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-4 relating to the business combination, filed by Nexters and other documents filed by Nexters and Kismet from time to time with the SEC. Should one or more of these risks or uncertainties materialize, or should any of Kismet’s or Nexters’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Kismet and Nexters undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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